1420 PEACHTREE STREET, N.E. • SUITE 800 • ATLANTA, GEORGIA 30309.3053

TELEPHONE: +1.404.521.3939 • FACSIMILE: +1.404.581.8330

April 16, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Kevin Stertzel
John Cash
Sherry Haywood
Perry Hindin

Re:	Bespoke Capital Acquisition Corp.
Registration Statement on Form S-4
Filed March 15, 2021
File No. 333-254260

Ladies and Gentlemen:

We represent Bespoke Capital Acquisition Corp., a special purpose acquisition corporation incorporated under the laws of the Province of British Columbia (“BCAC,” the “Company,” “we,” or “our”), in connection with its response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated April 16, 2021 (the “Comment Letter”) with respect to our Registration Statement on Form S-4 filed with the Commission on March 15, 2021 (the “Form S-4”).

1.

We are in receipt of your response letter dated April 14, 2021. We reissue the comment. Please advise why BCAC’s two separate “redemption opportunities” referenced in your response letter are not tender offers subject to Exchange Act Rule 13e-4 and Regulation 14E, requiring, among other obligations, that the registrant file a Schedule TO, pursuant to Rule 13e-4(c), comply with the requirements of Rule 13e-4(f)(10) and hold the offer open for a minimum of 20 business days pursuant to Rule 13e-4(f)(1)(i) and 14e-1(a).

BCAC respectfully acknowledges the Staff’s comment. We respectively note that the redemption opportunities reflect rights of BCAC shareholders that are embedded in its constating documents, and are akin to statutory rights under Canadian law applicable to special purpose acquisition vehicles. BCAC does not view compliance with its constating documents relating to the return of capital in the manner mandated by its constating documents to be an offer of securities, much less a tender offer subject to Exchange Act Rule 13e-4 and Regulation 14E.

In no-action letters, the Staff has recognized repeatedly that honoring the redemption rights of stockholders is not an issuer tender offer subject to Rule 13e-4 under the Exchange Act. See, e.g., Black Creek Diversified Property Fund, Inc. (Sept. 1, 2017); IMH Financial Corporation (July 17, 2013); Cole Real Estate Income Strategy (Dec. 6, 2011).

AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • DETROIT

DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MELBOURNE

MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH • NEW YORK • PARIS • PERTH • PITTSBURGH • SAN DIEGO

SAN FRANCISCO • SÃO PAULO • SAUDI ARABIA • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

Cole Real Estate Income Strategy is typical. In that matter, as here, the purpose of the planned redemption was to provide stockholders with liquidity for their investments. Stockholders could redeem all or a portion of their holdings. The issuer provided full disclosure to its stockholders, including all terms, conditions and features of the redemption plan, and the issuer did not solicit redemptions. Based on these facts, among others, the Staff concluded that no enforcement action would be recommended.

In these matters and others, the Williams Act analysis is properly grounded on Wellman v. Dickinson, 475 F. Supp. 1248 (C.D. Cal. 1984), as interpreted by later precedents. We provide the following analysis of the Wellman test:

•

Active and widespread solicitation. While BCAC has and will make public the redemption periods, it will not actively solicit redemption of its shares. The exercise of redemption rights affords no benefit to BCAC; on the contrary, any redemption reduces the balance of BCAC’s trust account. We would also note for the Staff that while BCAC and VWE included in their transaction agreement a closing condition establishing a maximum amount of redemptions, each party waived the applicable condition, with the result that closing of the transaction is not subject to any particular amount of BCAC common stock remaining invested. Although the exercise of redemption rights affords no benefit to BCAC, even if every BCAC shareholder were to redeem, no party would have a right to terminate the transaction agreement.

•	Solicitation for a substantial percentage of the issuer’s stock. As noted above, BCAC will not be soliciting redemption and, accordingly, will not be soliciting a substantial percentage of its stock.

•

Offer to purchase at a premium to the market. Shareholders who redeem will simply receive their return of capital, comprised of their $10.00 investment, plus their pro rata portion of the trust account, less certain expenses.

•

Terms of the offer firm rather than negotiable. The terms of the offer are precisely those which were agreed upon in advance, when BCAC conducted its initial public offering. The redemption price, which is simply a return of their investment, is designed so that investors know exactly what to expect from the outset of their investment.

•

Offer contingent on the tender of a fixed number of shares. As noted above, there is no minimum condition and no maximum condition in any redemption or in the transaction agreement governing the proposed acquisition of VWE.

•

Offer open only for a limited period of time. While open for a limited period of time, these redemption terms are embedded into BCAC’s constating documents, and stockholders made a decision to accept these terms when they bought BCAC’s stock, either in the IPO or in the secondary market.

•

Pressure to sell. BCAC’s shareholders will be given a sufficient period of time within which to decide whether or not to redeem, and BCAC undertakes to supplement existing information with any material information through the redemption date. No solicitation to redeem will be made by the issuer. We respectfully submit that these facts are inconsistent with abusive secondary market tactics that the SEC has characterized as tender offers.

•

Public announcement of an acquisition program followed by rapid accumulation of securities. While the redemption is publicly announced, BCAC and its affiliates are out of the market completely and are not, as noted above, soliciting or seeking a rapid accumulation of securities.

We would also note for the Staff that it has been held that a judicially-approved settlement, even if it contemplates “what might technically be construed as a tender offer,” is not subject to the Williams Act. Brucker v. Thysssen-Bornemisza Europe N.V., 424 F. Supp. 679, 691 (S.D.N.Y. 1976), aff’d sub nom. Brucker v. Indian Head, Inc., 559 F. 2d 1202 (2d Cir.), cert. denied, 434 U.S. 897 (1977). In BCAC’s case, the redemption opportunity will be conducted in compliance with Canadian securities law administered by the Ontario Securities Commission, which has not sought to characterize the transaction as a tender offer.

Consistent with the Wellman test, we do not believe the ability of BCAC shareholders to redeem, to the detriment of BCAC and its sponsors, has the potential to be coercive such that the protections of Rule 13e-4 and Regulation 14E are necessary.

Lastly, we note that the Commission carved out of the applicability of Rule 13e-4 and Regulation 14E redemptions of securities in accordance with the terms and conditions of a company’s governing instruments. See Rule 13e-4(h)(1). While we understand that the Staff has historically taken the view that redemptions in accordance with Rule 13e-4(h)(1) by foreign private issuers, such as BCAC, are generally not exempt from the tender offer rules pursuant to Rule 13e-4(h)(1) notwithstanding the language of the rule, we view the concern underlying this policy not to be applicable here. Initially, BCAC believes that the redemption rights imbedded in BCAC’s constating documents are indistinguishable from similar rights set forth in charter documents for domestic special purpose acquisition companies. Additionally, robust disclosures under Canadian law are required to be made in the shareholder votes triggering redemption rights, and have been and continue to be made by BCAC, pursuant to the Canadian disclosure regime, a regime recognized by Richard Breeden, Chairman of the Commission at the time the Multijurisdictional Disclosure System was adopted, for its “developed capital markets and strong regulatory tradition,” which “share[s] the common purpose of ensuring that investors are given information adequate to make an informed investment decision.” We acknowledge the concerns of the Staff that we understand underlie its view regarding Rule 13e-4(h)(1) in respect of foreign private issuers, specifically that adequate information may not be made available to shareholders by those issuers in connection with a decision to redeem, but as noted below and in our prior letter we do not believe those concerns are present here.

For all of the reasons set forth above, we do not believe the redemption opportunities mandated by BCAC’s constating documents and described in depth in the Canadian proxy circular and Canadian non-offering prospectus are tender offers that should be subject to Exchange Act Rule 13e-4 and Regulation 14E.

2.

Refer to the second and penultimate bullet points in your response letter. Please confirm that the first opportunity to redeem shares will not occur until after the registration statement on Form S-4 is declared effective. If that is not the case, please explain how shareholders will be provided all material information contained in the Form S-4 prospectus prior to such redemption opportunity.

BCAC respectfully acknowledges the Staff’s comment. The first opportunity to redeem the BCAC shares will occur from April 15, 2021 through May 3, 2021. BCAC is seeking to have the Form S-4 declared effective before May 6, 2021, which would require a nearly final Form S-4 several days in advance of such date. If the Form S-4 is not declared effective by the Staff prior to May 6, 2021, BCAC will hold the vote on that date only with respect to the extension of time to complete the qualifying acquisition. In this event, the redemption with respect to the extension of time would be consummated on May 3, 2021 in accordance with BCAC constating documents. We believe shareholders will be provided all material information relevant to such redemption opportunity and such vote at that time.

Under BCAC’s constating documents, the first redemption is strictly related to the extension of the permitted timeline. Nevertheless, as discussed in our prior response, the Management Proxy Circular that was filed on April 15, 2021 contains all information that would be material to this particular redemption. In addition, to the extent the Management Proxy Circular that has been disseminated to BCAC shareholders does not include certain information that may be material to BCAC shareholders with respect to the extension resolution, BCAC undertakes to supplement or update the Management Proxy Circular to provide such information to the BCAC shareholders through the entire period. Under BCAC’s constating documents and consistent with the disclosure provided by BCAC, including in its initial public offering prospectus, a holder has a right to revoke their redemption, with the consent of BCAC, through the redemption date. In this regard, BCAC undertakes to agree to consent to any such revocation and announce such commitment publicly.

3.

Refer to the second and penultimate bullet points in your response letter. It is unclear if your response is suggesting that there will be two shareholder meetings – one currently expected to be held on May 6, 2021 to seek shareholders’ approval to extend the permitted timeline and a second meeting held following the declaration of effectiveness of the Form S-4 to seek shareholders’ approval of BCAC’s domestication into Nevada and the proposed business combination with VWE. Please advise.

BCAC respectfully acknowledges the Staff’s comment. BCAC currently intends to have one shareholder meeting on May 6, 2021. If the Form S-4 is not declared effective by the Staff prior to May 6, 2021, BCAC will hold the vote on that date only with respect to the extension of time to complete the qualifying acquisition. It will adjourn or postpone, in each case in accordance with Canadian law, to a date after the effective date of the Form S-4, the meeting and the relevant vote with respect to the proposals to (1) approve the proposed business combination with Vintage Wine Estates (“VWE”) and (2) approve the domestication of VWE into Nevada.

4.

Refer to the second and penultimate bullet points in your response letter. If the BCAC shareholder meeting will not be held until after the registration statement on Form S-4 has been declared effective but the redemption period will run for not less than 21 days after the final non-offering prospectus is made publicly available, please advise whether the consummation of the business combination will be postponed until both redemption periods have expired. For example, assuming shareholder approval of all three proposals, including the extension of the permitted timeline to pursue an acquisition, please confirm that (1) the first redemption period would not commence until after the May 8 shareholder meeting to approve the extension of the permitted timeline to pursue an acquisition, (2) the domestication and the business combination would not occur until after the 21 day redemption period of the second redemption period has expired, which would be a date multiple weeks after the current BCAC acquisition deadline of May 15, 2021. Please explain and clarify the expected timeline in order to support your premise that the BCAC shareholders will have access to all material information regarding all three proposals prior to the time such shareholders are afforded an opportunity to redeem their shares. The last sentence of the penultimate bullet point in your response letter creates ambiguity by making no reference to the approval of the extension.

BCAC respectfully acknowledges the Staff’s comment. BCAC is seeking to have the Form S-4 declared effective before May 6, 2021. If the Form S-4 is not declared effective by the SEC prior to May 6, 2021, BCAC intends to hold the BCAC shareholder meeting on May 6, 2021 to approve only the extension of time to complete a qualifying acquisition. In this event, the redemption with respect to the extension of time would be consummated on May 3, 2021 in accordance with BCAC constating documents. We refer the Staff to our answers to questions 2 and 3 with regard to how BCAC will ensure that shareholders have all material information with regard to the first such redemption and the first vote, in the event it relates solely to the extension of permitted time.

In this case, any vote on the proposed qualifying acquisition with VWE or the domestication, would be adjourned or postponed to a subsequent shareholder meeting, after the Form S-4 is declared effective. During this period, BCAC undertakes to supplement or otherwise include in a Management Proxy Circular any material information contained in the Form S-4 declared effective by the SEC. We confirm that the domestication and the business combination would not occur until after the 21 day redemption period of the second redemption period has expired.

5.

Refer to Appendix F (the “Prospectus”) of the Management Proxy Circular filed as Exhibit 99.2 to the Form 6-K filed earlier today. Given the similarity of the prospectus to the prospectus filed as part of the registration statement on Form S-4 filed on March 15, 2021, please advise how the dissemination of Appendix F to shareholders of BCAC is consistent with the registrant’s obligations under section 5(b) of the Securities Act.

BCAC respectfully acknowledges the Staff’s comment. As an initial matter, BCAC notes that, to the extent the Management Proxy Circular is so similar to the prospectus filed as part of the Form S-4 that it is effectively a prospectus for purposes of Section 10 of the Securities Act, we believe such Management Proxy Circular would constitute a prospectus that satisfies the requirement of Section 10(a) of the Securities Act. In that respect, BCAC respectfully notes that the Management Proxy Circular, together with the other materials included therewith or otherwise delivered to BCAC shareholders in advance of shareholder vote, contain substantively all of the information required to be included by Form S-4.

Further, BCAC undertakes that the vote of BCAC shareholders to approve the proposed VWE transaction and the domestication into Nevada will not occur until the Form S-4 has been declared effective by the Staff, and that the Form S-4 will also be filed in Canada. The Canadian prospectus, which contains substantially all of the information required to be included by Form S-4, is incorporated by reference in the Management Proxy Circular. BCAC further undertakes to supplement the Management Proxy Circular with any material information contained in the Form S-4 declared effective by the SEC. As such, to the extent the Management Proxy Circular that has been disseminated to BCAC shareholders does not currently include all information that might be included in the Form S-4 at the time it is declared effective by the Staff, such additional information will be made available to BCAC shareholders sufficiently in advance of their investment decisions.

* * * * * * * * *

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (404) 581-8967.

Sincerely yours,

/s/ Joel T. May

Joel T. May

Copies to:

Robert A. Profusek, Jones Day

Patrick Daugherty, Foley & Lardner LLP (counsel to VWE)

Mark Harms, Bespoke Capital Acquisition Corp.

Maja Spalevic, Bespoke Capital Acquisition Corp.